
       SECURITIES AND EXCHANGE COMMISSION                         --------------------------------
             WASHINGTON, D.C. 20549                                         OMB Approval
                 FORM N-17f-2                                     --------------------------------
                                                                  OMB Number:            3235-0360
Certificate of Accounting of Securities and Similar               Expires:           July 31, 1994
          Investment in the Custody of                            Estimated average burden
         Management Investment Companies                          hours per response... 0.05

     Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

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1. Investment Company Act File Number:                                   Date examination completed

     811-7874                                                            12/31/99
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2. State identification Number: N/A
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     AL             AK              AZ              AR               CA                CO
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     CT             DE              DC              FL               GA                HI
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     ID             IL              IN              IA               KS                KY
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     LA             ME              MD              MA               MI                MN
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     MS             MO              MT              NE               NV                NH
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     NJ             NM              NY              NC               ND                OH
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     OK             OR              PA              RI               SC                SD
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     TN             TX              UT              VT               VA                WA
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     WV             WI              WY              PUERTO RICO
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     Other (specify):
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3.  Exact name of investment company as specified in representation statement:

      One Group Investment Trust
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4.  Address of principal executive office (number, street, city, state, zip code):
          1111 Polaris Parkway, Columbus, OH 43240
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                       Report of Independent Accountants

To the Trustees of One Group Investment Trust


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Balanced Portfolio, the Mid Cap Growth Portfolio, the Large Cap Growth Portfolio , the Equity Index Portfolio, the Diversified Equity Portfolio, the Diversified Mid Cap Portfolio, the Government Bond Portfolio, the Mid Cap Value Portfolio and the Bond Portfolio (separate portfolios constituting One Group Investment Trust, hereafter referred as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 1999 as it relates to the collateral held in exchange for securities lent on behalf of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1999, with respect to collateral held in exchange for securities lent on behalf of the Funds:

 .    Confirmation, or other procedures as we considered necessary, of all securities held as collateral in book entry form by the Depository Trust Company and broker/banks;

 .    Confirmation, or other procedures as we considered necessary, of all repurchase agreements and underlying collateral with brokers/banks;

 .    Confirmation, or other procedures as we considered necessary, of all letters of credit entered into with brokers/banks as collateral;

 .    Reconciliation of all such securities held as collateral to the books and records of the Funds and Bank One Trust Company N.A. and;


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP

Columbus, Ohio
February 24, 2000

   Management Statement Regarding Compliance with Certain Provisions of the
                        Investment Company Act of 1940


We, as members of management of the Balanced Portfolio, the Mid Cap Growth Portfolio, the Large Cap Growth Portfolio, the Equity Index Portfolio , the Diversified Equity Portfolio , the Diversified Mid Cap Portfolio , the Government Bond Portfolio, the Mid Cap Value Portfolio and the Bond Portfolio (separate portfolios constituting One Group Investment Trust, hereafter referred as the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1999, as it relates to the collateral held in exchange for securities lent on behalf of the Funds.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999, with respect to collateral held in exchange for securities lent on behalf of the Funds.


One Group Investment Trust